Issuer Free Writing Prospectus
Filed by: Emergency Medical Services Corporation
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-127115
Free Writing Prospectus and Final Term Sheet Dated December 16, 2005
This information supplements the information contained in the preliminary prospectus dated December 2, 2005
8,100,000 SHARES
EMERGENCY MEDICAL SERVICES CORPORATION

Issuer:	Emergency Medical Services Corporation (the “Company”).
Securities:	8,100,000 shares of class A common stock. This represents an increase of 300,000 shares from the number of shares indicated on the cover page of the preliminary prospectus.
Class A Common Stock Outstanding After the Offering:	9,248,325 shares; 10,463,325 shares if over-allotment option is exercised in full.
Over-allotment option:	1,215,000 shares of class A common stock. Granted by selling stockholders, not the Company.
Issue Price to Public:	$14.00 per share.
Trade Date:	December 15, 2005.
Settlement Date:	December 21, 2005.
Estimated Net Proceeds to the Company:	Approximately $101.0 million, after deducting underwriting discounts and approximately $4.5 million of offering expenses.
Use of Proceeds:	To repay debt outstanding under the Company’s senior secured credit facility.

Unaudited Pro Forma Consolidated Balance Sheet Data:	As of September 30, 2005, adjusted to give effect to this offering (in thousands)
	Cash and cash equivalents	$11,100
	Total assets	$1,251,417
	Partners’/Stockholders’ equity	$334,756
Unaudited Pro Forma Consolidated Statement of Operations:	Adjusted to give effect to this offering, the Company’s weighted average shares outstanding are 41,192,381 shares — basic and 42,026,816 shares — diluted, for each period presented.
Capitalization:	As of September 30, 2005 — adjusted to give effect to this offering (in thousands)
	Additional paid-in capital	110,973
	Total equity	334,756
	Total capitalization	843,363

Dilution:	After giving effect to the Company’s sale of 8,100,000 shares in this offering:
• adjusted pro forma net tangible book value at September 30, 2005 would have been approximately $(18.6) million, or $(0.45) per share.
• This represents an immediate net tangible book value dilution of $14.45 per share to new investors purchasing shares in this offering.

Recent Legal Matter:	• On December 14, 2005, a lawsuit, purporting to be a class action, was commenced against AMR in Spokane, Washington. The complaint alleges that the two identified plaintiffs were billed for advanced life support services rather than basic life support in violation of AMR’s contract with the city of Spokane, resulting in total overcharges for three transports of $395. The complaint further alleges a potential group of over 30,000 patients transported since 1998, with possible individual claims of $150 to $250, and seeks treble damages under the state consumer protection act. AMR has not had sufficient time to analyze the allegations in the complaint. However, AMR recently reviewed its billing practices at the request of the Spokane Fire Department, and is conducting a further audit. Although there can be no assurances as to the final outcome, at this time AMR does not believe that any incorrect billings are material in amount.
Underwriting:	• Selling concession of not more than $0.588 per share to selected dealers.
• Dealer re-allowance of not more than $0.100 per share.
The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-800-294-1322 or you may email a request to dg.prospectus distribution@bofasecurities.com.